

REINFORCING THE NEED FOR STOCKHOLDER-DRIVEN CHANGE ATOP KVH INDUSTRIES, INC.

REBUTTAL PRESENTATION PREPARED BY VIEX CAPITAL ADVISORS, LLC
JUNE 2021

DISCLAIMER

The materials contained herein (the “Materials”) represent the opinions of VIEX Capital Advisors, LLC and the other participants in its proxy solicitation (collectively, “VIEX”, the “Investor Group” or the “VIEX-led investor group”) and are based on publicly available information with respect to KVH Industries, Inc. (“KVHI” or the “Company”). The Investor Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Investor Group’s conclusions. The Investor Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Investor Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Investor Group herein are based on assumptions that the Investor Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of the Investor Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of the Investor Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Investor Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Investor Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investor Group. Although the Investor Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Investor Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Investor Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

KVHI'S MISLEADING INVESTOR PRESENTATION REINFORCES THAT INDEPENDENT STOCKHOLDERS ARE NEEDED IN THE BOARDROOM

- **VIEX is troubled by the Board's decision to spend more than 5% of KVHI's cash position on defense advisors who prepared an 82-slide presentation filled with distortions and highly-personalized, misleading attacks**
- **VIEX believes KVHI's presentation was designed to distract from the Company's sustained underperformance, poor corporate governance and history of anti-stockholder conduct**
- **Underscoring just how little credibility KVHI has, the Company appears to have reissued its presentation today to remove disingenuous content relating to the Board's ownership**
- **Rather than respond to each inaccuracy in KVHI's presentation, VIEX addresses what it considers to be the most important issues in the subsequent slides**

If KVHI was willing to issue a presentation last week containing certain falsehoods and mischaracterizations that it later had to remove, how can stockholders trust anything the Board says?


VIEX’S RESPONSES

ISSUE #1

While KVHI claims its new nominees were "identified by a leading independent director search firm," both candidates seem to have recent overlap with the Company's advisors



Executive Summary (2 of 2)
CONCERNING
KVH's nominees – Cielo Hernandez and Cathy-Ann Martine-Dolecki – were identified by a leading independent director search firm, have no prior connections to the Board or the Company and will bring fresh perspectives to the KVH boardroom
Ms. Hernandez and Ms. Martine specifically possess the deep global telecommunications, commercial maritime, financial and executive leadership experience that will be directly valuable to the Company
The right board and governance
The Board has a track record of engagin
do the same here – but after one conversation with the Company, VIEX delivered a notice of intent to nominate and then VIEX rejected numerous reasonable attempts to settle
VIEX's nominees are not the right candidates for the Board
VIEX and its group are recent investors that have demonstrated virtually no knowledge of our business and have no plan for improvement
VIEX's nominees have troubling records and no relevant industry experience
KVH's Board believes the fact that three members of the VIEX group, Eric Singer, Peter Shaper and Potomac Capital, have been found by courts of law to have breached or aided and abetted the breach of
5

- X KVHI's proxy solicitor was also the proxy solicitor for South Jersey Industries, Inc. (NYSE: SJI) when nominee Cielo Hernandez served as Chief Financial Officer
- X KVHI's activism defense advisor was also the activism defense advisor to TESSCO Technologies, Inc. (NASDAQ: TESS) during the period when nominee Cathy-Ann Martine-Dolecki was placed on the Board for one month

How can stockholders believe in the Company's Board refresh in light of these facts?

Source: Company presentation May 28, 2021, SEC filings and FactSet.

ISSUE #2

We contend KVHI's claim that it has "outperformed" over the past year is extremely misleading



KVH Has Outperformed Relevant Peers Over the Past Year
MISLEADING
66%
46%
37%
5/21/20
8/21/20
11/21/20
2/21/21
5/21/21
KVH
Proxy Peers
ISS Peers
10

- X We believe the Company fails to acknowledge that VIEX and other investors essentially bid up what is known to be a highly-illiquid stock during late 2020 and early 2021
- X The Company fails to acknowledge that significant stock price appreciation occurred after the VIEX-led investor group filed its proxy
- X The Company does not have a clear peer group, despite apparent attempts to compare itself to cherry-picked companies

Source: Company presentation May 28, 2021.

ISSUE #3

We believe that KVHI's claim that it has "actively refreshed" over the past year-and-a-half is not credible



The Board Has Been Actively Refreshed
MISLEADING
In 2020, we added two new direc
Robert Tavares and Danelle Barre
Bruce Ryan retired at the 2020 Annu
Meeting
In early 2021, the Board engaged a leading
ependent director search firm to identify
es for the Board
In 2021, we nominated Cielo Hernandez and Cathy-Ann Martine-Dolecki to our Board; Mark Ain and Stan Honey will retire at the 2021 Annual Meeting
DIRECTORS
Cielo Hernandez
Cathy-Ann
tine-Dolecki
With the election of Ms. Hernandez and Ms. Martine, 4 of our 6 independent directors will have been added since the beginning of 2020
Robert Tavares*
Danelle Barrett
2020
2021
Bruce Ryan
Stan Honey
With the retirement of Mr. Ain and Mr. Honey at the Annual Meeting, the average tenure of our independent directors will be <5 years
DIRECTORS LEAVING
*Mr. Tavares was nominated by Vintage Capital Management, a ~9% shareholder
11

Here are the facts:

- ✗ The Company only added Robert Tavares to the Board after Vintage Capital Management nominated director candidates in 2020
- ✗ The Company replaced Mark Ain (a 24-year director) and Stan Honey (a 26-year director) after VIEX nominated director candidates in 2021
- ✗ James Dodez, who joined the Board in 2017, was an insider and had advised/worked at KVHI for more than 20 years

We believe the Company would not have taken any of these actions without outside pressure from its stockholders, which is why we contend stockholder perspectives are sorely needed in KVHI's boardroom

Source: Company presentation May 28, 2021.

ISSUE #4

Rather than provide an honest assessment of its performance over one, three and five years, KVHI has drawn on a cherry-picked peer set to show outperformance



KVH Has Successfully Navigated Challenging Industry Conditions
MISREPRESENTATIVE
Notably, some competitors were forced to file for Chapter 11 or significantly restructure out of court
has managed to grow its VSAT business organically
Over the last five years, KVH has been one of the top performing companies
Speedcast has filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court for the Southern District of Texas, the company announced Thursday. Speedcast said the pressures on the oil and gas and maritime industries, coupled with the COVID-19 pandemic led to the decision."3
ViaSatellite
Global Eagle Entertainment, a provider of media services and satellite Wi-Fi to aircraft, boats and remote locations, filed for Chapter 11 bankruptcy protection July 22, citing the coronavirus pandemic's impact on global travel."4
SPACENEWS
Five Year TSR of Public Satellite/Communications Peers2
iridium 325%
KVH 86%
ORBCOMM 21%
-26%
Globalstar
speedcast -80%
INTELSAT -89%
Global Eagle -100%
15

- X This appears to be the first time that the Company is disclosing a breakdown of peers
- X This appears to be a hand-picked peer set of a narrow group of companies, including many that have filed for bankruptcy
- X The Company fails to disclose that it has underperformed various indices, including the Russell 2000 Utilities: Telecommunications Index, over every relevant time horizon
- X The Company previously compared its own performance to the NASDAQ Composite Index and NASDAQ Telecommunications Index (each of which it has underperformed)

Source: Company presentation May 28, 2021, Company's past 10-K filings.

ISSUE #5

In our view, KVHI is using convenient data points and spin to depict "progress"



Recent Performance Shows Progress Despite the Pandemic
MISREPRESENTATIVE
growth due to:
areas were impacted less drastically
Conservative balance sheet with no net debt
We entered 2021 with positive momentum and continued to build on that in Q1:
Record number of VSAT systems shipped and a record VSAT backlog
Continued robust growth of our AgilePlans and airtime subscribers
Continued progress toward migrating our legacy subscribers to our new single, higher-margin global HTS network
YoY Revenue Growth
20%
15%
10%
5%
16%
5%
4%
Q3 2020
Q4 2020
Q1 2021
$50.0
$40.0
$30.0
$36.6
Revenue
Q1 2020
Q1 2021
16

- X The Company has lost money in four out of the past five years
- X The Company lost nearly $4 million during Q1
- X The Company's Q1 revenue growth is likely the result of deferred demand from pandemic-ravaged months
- X The Company had not publicly shared a strategy with investors until its defensive advisors showed up and this election contest began

Source: Company presentation May 28, 2021, Company's past 10-K filings.

ISSUE #6

KVHI is touting revenue growth from AgilePlans without providing stockholders any near-term guidance on achieving profitability


AgilePlans Is Growing and Our Revenue Mix Is Shifting
As a result, our revenue has shifted from a mix of one-time product sales that are recognized upfront to a greater mix of ongoing subscription revenue that is more durable and recurring
The growth in this ongoing revenue stream has naturally led to lower one-time product revenue, which has affected GAAP revenue recognition
AgilePlans Subscribers
3 Year CAGR 124%
CONCERNING
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
29

- X While KVHI has grown revenues from AgilePlans over the past three years, it has consistently lost money from continuing operations
- X KVHI has not provided stockholders with any substantive detail about how it attracts and retains customers signing on to AgilePlans – raising questions about the business line's viability as a profit engine

Source: Company presentation May 28, 2021, Company's past 10-K filings.

ISSUE #7

KVHI failed to mention its prior business relationship with Raymond James when highlighting sell-side coverage (which came out right before advisory firm meetings)



Analyst Support For KVH's Direction
MISLEADING
1Q21 results helped by the
large TACNAV order announced
with a possible end in sight for the
industry's COVID-19 headwinds."1
RAYMOND JAMES
May 5, 2021
Our long-term thesis remains intact: the shift towards recurring connectivity-as-a-service revenue via AgilePlans and KVH Watch, should create more predictable free cash flows, with AgilePlan revenues up 48% y/y and 41% of subs now on the plans (vs. 38% in 4Q20)."1
RAYMOND JAMES
May 5, 2021
KVH started 2021 on a strong note, reporting better than expected financial results and encouraging trends in the mini-VSAT business, including: (1) double-digit airtime growth, (2) record VSAT shipments for the second straight quarter, (3) record customer demand for AgilePlans, and (4) a healthy margin improvement."2
QUILTY analytics
May 17, 2021
revenue up 56% y/y), and legacy network usage expected to be turned off 12/31/2021."1
RAYMOND JAMES
May 5, 2021
32

- X The Company's business relationship with Raymond James dates back to at least the early 2000s, when the bank was a co-manager on a sizable stock offering
- X Chris Quilty of Quilty Research was an analyst at Raymond James for 20 years, including during the period when the bank was being paid by the Company
- X Raymond James and Quilty Research are 2/3 of the analysts covering the Company

Source: Company press release dated February 10, 2004 (link here). See Bloomberg Businessweek article with Mr. Quilty's remarks from June 16, 2003 (link here). Company presentation May 28, 2021.

ISSUE #8

KVHI's depiction of its Board's alignment with stockholders seems highly disingenuous



Our Board Is Economically Aligned with Shareholders
HIGHLY
MISLEADING
KVH Beneficial Ownership (% of Shares Outstanding)
18.0%
12.0%
10.0%
2.0%
0.0%
Director Robert Tavares serves as an appointee of Vintage Capital Management, KVH's second-largest shareholder with 9.1%
5.7%
0.1%
KVH's Continuing Directors
Eric Singer (VIEX Capital)
John Mutch
All of our continuing directors own shares in KVH, and their ownership stakes are equal to or greater than that of VIEX's other nominee, John Mutch
40

- X Robert Tavares is completely independent of Vintage Capital Management, meaning it was outrageous to count the firm's 9.1% shareholdings
- X Notably, the Company's revised investor presentation omits this highly-misleading representation of adding Vintage Capital Management's ownership to the Board's beneficial ownership
- X The VIEX-led investor group currently holds nearly 10% of the Company's outstanding shares, meaning the 5.7% utilized is a conveniently misleading data point
- X Based on our review, none of the Company's independent directors have purchased a meaningful amount of stock on the open market
- X KVHI has consistently diluted stockholders by nearly 15% since 2016 to issue stock to insiders

Source: Company filings and Company presentation May 28, 2021.

ISSUE #9

We believe KVHI is a portrait of dismal corporate governance



DISINGENUOUS
KVH Is Commit d to Good Corporate Governance
Has Adopted Governance Measures It Determines
Best Interest of Its Shareholders
A Diverse, Independent Bo rd
Three of our six independent directors will be women
the annual meeting, if our candidates are elected
Six of our seven directors are independent
Strong lead independent director to serve as a liaison between independent directors and Chair
Accountable Compensation Structure
Majority of NEO compensation is variable
Annual incentive payouts tied to key drivers of shareholder
such as revenue and adjusted EBITDA
term employment agreements or change-of-
Focus on Board Improvement
Four of our seven directors are new since 2020
Comprehensive annual Board evaluation process focusing on Board composition, effectiveness, culture and candid discussion and overall performance
Conducted a rigorous search with leading independent director search firm to identify and recruit two new director nominees
tigation Practices
We prohibit shorts sa
derivatives, hedging
and pledging of KVH
directors and officers
Cash and equity awards und
016 Equity and
Incentive Plan are subject to cla
Cap on incentive payouts
41

- X Classified board structure
- X Combined Chairman and CEO role
- X No ability to act by written consent
- X Supermajority vote required to amend bylaws
- X Multiple insiders on the Board
- X Nepotism at the Company
- X Board only recorded four meetings last year during a global pandemic
- X Threatened to try to invalidate our nomination

Source: Company filings and Company presentation May 28, 2021.

ISSUE #10

In the process of trying to smear Eric Singer, KVHI blatantly stretched the truth by saying he was censured – <u>this is completely false</u>



Delaware Law Watchers Noted Mr. Singer's Extraordinary Censure
DISTORTION
that a Delaware director must have.
CADWALADER
November 19, 2018
…[T]he court held that the activist fund, acting through its co-manager Singer, had knowingly participated in–indeed caused–the directors' breaches of duty by withholding material information from the board and by working to engineer the sale that he had wanted from the outset."2
November 19, 2019
The court found that the board members breached their fiduciary duties as a result of various process and disclosure deficiencies to stockholders, many of which were due to Singer having manipulated the sale process and Singer and the company's financial advisor having withheld information from the other board members."3
Arnold&Porter
March 2019
proxy adviser's generic list of ideas."4
The CLS Blue Sky Blog
November 29, 2018
54

X The Company is trying to distract from its serious issues by misrepresenting the PLX case:

- ✓ Since the 2018 PLX case, neither A10 Networks nor Immersion Corporation chose to mischaracterize a case stemming from a sale of a company after VIEX nominated Mr. Singer to their boards
- ✓ Both chose instead to work constructively with Mr. Singer and enter into cooperation agreements that led to Mr. Singer's appointments to the boards
- ✓ Mr. Singer's fellow directors at A10 and Immersion have renominated him and elevated him as Lead Independent Director and Executive Chairman, respectively, since the PLX case, and leading independent proxy advisory firms supported him several times
- ✓ Mr. Singer's fund won the PLX case at both the trial court and appellate court – both courts found no damages
- ✓ Mr. Singer's fund had no right to appeal the trial court's opinion independently since it won the original case
- ✓ Plaintiffs appealed the ruling in the hopes of recovering damages, which allowed Mr. Singer's fund to cross-appeal
- ✓ The trial court's finding of liability was unsupported by facts
- ✓ We welcomed the opportunity for the appellate court to rule on this, but the Plaintiffs lost again on appeal, rendering the cross-appeal moot and leaving the appellate court without the need to address and overturn the trial court's opinion

<u>Source:</u> Company filings and Company presentation May 28, 2021.

ISSUE #11

Rather than acknowledge that John Mutch would be a strong addition to the Board, KVHI held a sham interview with him and continues to launch attacks – <u>but they do not hold up</u>



We Believe Mr. Mutch, a Trusted Ally of Mr. Singer and a Serial VIEX Nominee, is Not Independent of VIEX
MISLEADING
Quantum (x2)
Maxwell
YuMe
Acquired by
RhythmOne
Board member (current or previous)
Nominated, not elected
Activist campaign (current or previous)
In the past 5 years...
Mr. Mutch has served on boards with or been nominated by VIEX and Mr. Singer as a public company board candidate at least seven times – and at companies in sectors as disparate as technology and data storage
59

X Given the Company's string of poorly executed refreshments, <u>Mr. Mutch would be far and away the most qualified director in the boardroom</u>

- ✓ Deemed the "fix-it man" by *The San Fernando Valley Business Journal*, we believe Mr. Mutch is a world-class operator and board member in the technology and satellite space
- ✓ After joining bankrupt Peregrine Systems, he turned it around and ultimately sold the business to Hewlett-Packard for $425 million
- ✓ Since he joined the board of Aviat Networks Inc. (NASDAQ: AVNW) in January 2015, shares have appreciated more than 100%
- ✓ Since he joined the board of Agilysys Inc. (NASDAQ: AGYS) in March 2009, shares have appreciated more than 1,100%
- ✓ He has held several c-level positions across the sector

<u>Source:</u> Company filings and Company presentation May 28, 2021.

ISSUE #12

KVHI wants to take credit for the stock price appreciation fueled by our buying when it is convenient, but demonizes and recklessly accuses us of violations later



Rather Than Engage Constructively, VIEX Recruited a "Wolfpack" to Apply Pressure
MISLEADING
Activity of VIEX 13D Group Constituents[1]
November 2020
December
February
March
April
May
VIEX
Potomac
Radoff
Mutch
Shaper
2.2%
VIEX first speaks to KVH and claims ~5% ownership
Collectively, VIEX and Potomac owned 5% of KVH in December 2020 but did not disclose a working relationship until May 2021
Potomac Capital
VIEX and Potomac have a close relationship. Eric Singer was a co-managing member of Potomac, and VIEX and Potomac shared an office on the same floor at 825 Third Avenue in New York until at least 2019[2,3]
3.9%
VIEX Nomination Notice
have a close rela
on that board together for
approximately 3 years
5.3%
VIEX 13D
6.8%
Radoff & Shaper join 13D Group
9.7%
Potomac joins 13D Group
[1] VIEX Definitive Proxy Statement (May 17, 2021)
[2] VIEX Form 4 Filing (2019)
[3] Potomac Capital Schedule 13G Filing (2019)
61

- X VIEX has a long history of complying with and respecting securities regulations, including 13D filing requirements
- X VIEX does not recruit "wolfpacks" – the fact that other sizable stockholders joined our group is a testament to investors' dissatisfaction with the Company
- X VIEX periodically partners with other aggrieved investors – in a compliant manner – when poorly-run companies need stockholder-driven change
- X VIEX engaged constructively with the Company, as evidenced by its stated willingness to settle for one designee

Source: Company filings and Company presentation May 28, 2021.

ISSUE #13

KVHI disclosed it is spending at least $2 million – or 5% of its cash position – on defense advisors just a year after taking $6.9 million under the Paycheck Protection Program



Law Firm



Proxy Solicitor

PR Firm



Defense Advisor



Private Investigator

KVHI's lengthy presentation (and revised presentation) fails to address the poor optics and potential risks associated with recklessly wasting money on this campaign after taking a government loan

Source: Company filings.


RECAP: THE VIEX NOMINEES ARE THE RIGHT REMEDY AT THE RIGHT TIME

OUR NOMINEES HAVE SUPERIOR EXPERIENCE AND OWNERSHIP PERSPECTIVES

KVHI needs a credible Board refresh that adds experienced individuals with meaningful ownership perspectives – not hastily chosen nominees wedged into a defensive refresh

Nominees	Sizable Stockholder	Prior Public Board Experience	Prior Public Turn-Around Experience	Technology Industry Expertise	Software and Cloud Experience	Capital Allocation Acumen
John Mutch	✓	✓	✓	✓	✓	✓
Eric Singer	✓	✓	✓	✓	✓	✓
Cielo Hernandez	X	X	X	✓	✓	✓
Cathy-Ann Martine-Dolecki	X	✓	X	✓	X	X

Only served on one other public company board for approximately 30 days before being voted off

Source: SEC filings; VIEX.

OUR NOMINEES WILL ADD VALUE IN THE BOARDROOM ON DAY 1

Messrs. Mutch and Singer would work collaboratively with the incumbents to hold management accountable and pursue a pro-stockholder agenda that includes:

- Implementing Stockholder-Friendly Governance ✓
- Advocating for Extended Cost Containment ✓
- Establishing a Disciplined Capital Allocation Policy ✓
- Setting Key Performance Indicators to Enhance Operational Rigor ✓
- Integrating New Executives and Ensuring the Right Management Runs KVHI ✓
- Developing a Public Plan for Attaining Near-Term Profitability ✓



VOTE THE

WHITE PROXY CARD

INFO@SARATOGAPROXY.COM